Exhibit 12.1

TREEHOUSE FOODS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	$(524.6)	$(195.4)	$171.2	$136.6	$124.9
Add (deduct):
Fixed charges	175.1	154.8	70.1	62.2	66.9
Capitalization of interest, net of amortization	0.1	(1.5)	(0.2)	(0.1)	0.4
Other	—	—	—	—	0.2
Earnings available for fixed charges (a)	$(349.4)	$(42.1)	$241.1	$198.7	$192.4
Fixed charges:
Interest expense	$126.8	$119.2	$45.5	$42.0	$49.3
Capitalized interest and tax interest	2.9	2.5	0.5	0.2	0.1
One third of rental expense (1)	45.4	33.1	24.1	20.0	17.5
Total fixed charges (b)	$175.1	$154.8	$70.1	$62.2	$66.9

Ratio of earnings to fixed charges (a/b) (2)	(2.00)	(0.27)	3.44	3.19	2.88

(1)	Considered to be representative of interest factor in rental expense.
(2)

The Company incurred a loss before income taxes for the year ended December 31, 2017 and 2016.  As a result, our earnings were insufficient to cover our fixed charges by approximately $524.5 million and $196.9 million, respectively.